Exhibit 99.1
Nomad Foods to Acquire Fortenova’s Frozen Food Business Group

Further reinforces Nomad’s European frozen food leadership with multiple levers for value creation & synergies

Market leading brands Ledo and Frikom provide entry into attractive Central & Eastern European markets

Expect 2021 combined Adjusted EPS above $2.00 per share on an annualized basis

Expected to be high-single digit % accretive to Adjusted EPS in Year 1, before synergies

FELTHAM, England, March 29, 2021 -- Nomad Foods Limited (NYSE: NOMD) announced today that it has entered into an agreement to acquire Fortenova Group’s Frozen Food Business Group (FFBG) for aggregate consideration of approximately €615 million on a debt-free, cash free basis.

FFBG is a leading European frozen food portfolio operating in attractive markets new to Nomad, including Croatia, Serbia and Bosnia & Herzegovina, Hungary, Slovenia, Kosovo, North Macedonia and Montenegro. Its two anchor brands, Ledo and Frikom, have unparalleled consumer awareness and #1 market share in many of these markets and offer a broad range of frozen food products including fish, fruits, vegetables, ready meals, pastry and ice cream.

Stéfan Descheemaeker, Nomad Foods’ Chief Executive Officer, stated, “The acquisition of FFBG reinforces Nomad’s European frozen food leadership while strategically expanding our portfolio into attractive new markets and creating an exciting new category adjacency in ice cream. Like Birds Eye, Findus and iglo, Ledo and Frikom are institutions in their respective markets with strong consumer awareness and #1 market share. Similar to Nomad, FFBG is singularly focused on frozen food, a fantastic category that is aligned with consumer trends including convenience and sustainability. We plan to leverage our combined pan-European scale, commercial expertise and passion for frozen food while harnessing the unique local characteristics and traditions of FFBG’s brands.”

Noam Gottesman, Nomad Foods’ Co-Chairman and Founder, commented, “We are delighted to announce this acquisition, which is consistent with our growth strategy and builds on our five-year track record of top-tier shareholder value creation. This transaction provides a natural extension to our existing business and creates a new platform for future expansion within Central and Eastern Europe. It also introduces us to ice cream, an exciting new category which opens new potential avenues for growth. Following the acquisition, our annual revenue will approach €3 billion, nearly doubling the revenue base of Iglo Group, our initial anchor acquisition in 2015. We are proud of what we have accomplished so far, and we believe there is much more to come. We look forward to welcoming the FFBG team into the Nomad family.”

This acquisition is highly strategic and financially impactful for Nomad:

•Expansion into New and Attractive Central & Eastern European markets. FFBG is the leading frozen food company in several European markets, including Croatia, Serbia and Bosnia & Herzegovina, Hungary, Slovenia, Kosovo, North Macedonia and Montenegro. These are large and attractive markets where consumer demand for frozen food is developing, which creates a compelling long-term growth opportunity. Management expects FFBG’s organic growth to be in the mid-single digits range, double the 2-3% organic growth profile of Nomad’s existing business. The acquisition of FFBG will expand Nomad’s portfolio into this attractive region while creating a strategic platform for further expansion within Central & Eastern Europe.

•Ledo and Frikom Brands are the Clear Frozen Food Leaders. FFBG’s core brands, Ledo and Frikom, have strong consumer awareness and #1 market share in many of their respective markets. Ledo and Frikom share many of the same characteristics as Nomad’s existing power brands Birds Eye, Findus and iglo which are sold across Western Europe. As a result, FFBG’s brands stand to benefit from the commercial playbook that has enabled Nomad’s profitable growth to-date, including portfolio management, innovation, R&D, net revenue management, and media efficiency.

•Entry into Ice Cream Creates an Exciting New Product Adjacency and is Seasonally Complementary to Nomad’s Core Savory Portfolio. Ice Cream, a new category to Nomad, represents approximately 50% of FFBG’s revenues and will account for approximately 5% of the combined annual revenue base. This profitable category is highly synergistic with savory frozen food in FFBG’s core markets and provides Nomad with new category expertise. Further, the seasonal concentration of ice cream profits in the summer months will be seasonally complementary to Nomad’s existing frozen savory portfolio, which is skewed to the winter months, namely Q1 and Q4.

•Multiple Levers for Value Creation and Synergies. Management sees an opportunity to expand FFBG’s Adjusted EBITDA base by approximately 50%, partly driven by an estimated €15 million of annual run-rate synergies by 2024 through a combination of scale, operational excellence, commercial optimization, and expense management.

•Anticipate High-Single Digit % Accretion in Year 1 with 2021 Combined Annual Adjusted EPS Above $2.00 Per Share. FFBG is expected to generate annual revenue and Adjusted EBITDA of €279 million and €53 million, respectively in 2021. Management anticipates the transaction to enhance Nomad’s long-term organic revenue and Adjusted EBITDA growth profiles while also being high-single digit % accretive to Adjusted EPS in Year 1, before synergies. Combined 2021 Adjusted EPS is expected to exceed $2.00 per share on an annualized basis.

•Firmly Aligned with Management’s Disciplined Acquisition Criteria. The acquisition of FFBG aligns with management’s articulated strategy of expanding Nomad’s frozen food portfolio into new geographies, categories and channels. FFBG has a market leading position, an attractive growth profile and generates strong cash flow consistent with Nomad’s investment criteria. Furthermore, the implied transaction multiple of under 10x EBITDA, including run-rate synergies, reflects the Company’s commitment to valuation discipline.

Management intends to update guidance on the combined entities for the current year upon closing of the transaction, which is expected to be completed during the third quarter of 2021 subject to approval of a majority of the depositary receipt holders of the ultimate parent of the seller and satisfactions of other certain closing conditions. The purchase price is expected to be funded through cash on hand and debt. The transaction has been unanimously approved by the board of directors of the seller which consists of representatives of more than a majority of the depositary receipt holders of the ultimate parent of the seller.

Morgan Stanley acted as financial advisor and Norton Rose Fulbright, Divjak Topic Bahtijarevic & Krka Law Firm and BDK Advokati are acting as legal advisors to Nomad Foods on the transaction.

Conference Call and Webcast
The Company will host a conference call with members of the executive management team to discuss the transaction today, Monday, March 29, 2021 at 1:30 p.m. BST (8:30 a.m. Eastern Daylight Time). Investors interested in participating in the live call can dial +1-877-451-6152 from North America. International callers can dial +1-201-389-0879.

In addition, the call will be broadcast live over the Internet hosted at the “Investor Relations” section of the Company’s website at http://www.nomadfoods.com. The webcast will be archived for 30 days. A replay of the conference call will be available on the Company website for two weeks following the event and can be accessed by listeners in North America by dialing +1-844-512-2921 and by international listeners by dialing +1-412-317-6671; the replay pin number is 13718228.

About Nomad Foods
Nomad Foods (NYSE: NOMD) is Europe’s leading frozen foods company. The company's portfolio of iconic brands, which includes Birds Eye, Findus, iglo, Aunt Bessie's and Goodfella's, have been a part of consumers' meals for generations, standing for great tasting food that is convenient, high quality and nutritious. Nomad Foods is headquartered in the United Kingdom. Additional information may be found at www.nomadfoods.com.

Forward-Looking Statements and Disclaimers
Certain statements in this announcement are forward-looking statements which are based on the Company’s expectations, intentions and projections regarding its future performance, anticipated events or trends and other matters that are not historical facts, including expectations regarding: (i) the Company’s ability to create shareholder value through a combination of organic growth and the accretive deployment of capital; (ii) the Company’s ability to replicate its growth model, expand its geographic reach within Central and Eastern Europe and extend its product offering and brand family; (iii) the success of the Company’s strategic initiatives and growth strategy, including the impact of the acquisition on long-term value creation and long-term growth; (iv) the organic growth of FFBG; (v) the future operating and financial performance of the Company, including the expected annual revenue and adjusted EBITDA of FFBG in 2021; (vi) achievement of run-rate synergies through a combination of scale, operational excellence, commercial optimization and expense management; and (vii) the funding and timing of closing of the acquisition. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements, including (i) the operating and financial performance of the Company following the acquisition is worse than anticipated; (ii) the Company is not able to achieve the planned synergies; (iii) economic conditions, competition and other risks that may affect the Company’s future performance; and (iv) the other risks and uncertainties disclosed in the Company’s public filings and any other public disclosures by the Company. Given these risks and uncertainties, prospective investors are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements speak only as of the date of such statements and, except as required by applicable law, the Company does not undertake any obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

This press release contains forward-looking non-IFRS financial measures within the meaning of Regulation G promulgated by the Securities and Exchange Commission including combined adjusted EBITDA and combined revenues. The Company uses certain non-IFRS financial measures that are included in this press release and the additional financial information both in explaining its results to shareholders and the investment community and in its internal evaluation and management of its businesses. The Company does not provide reconciliations of forward-looking non-U.S. IFRS financial information due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliations, the amount of which, based on historical experience, could be significant.

Contact Details
Investor Relations Contacts
Taposh Bari, CFA
Nomad Foods Limited
+1-718-290-7950

John Mills
ICR, Partner
+1-646-277-1254

Media Contact
Felipe Ucros
Gladstone Place Partners
+1-212-230-5930

SOURCE Nomad Foods Limited

RELATED LINKS

http://www.nomadfoods.com